

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

<u>Via U.S. Mail and Facsimile</u>

O. Kim Goheen
Chief Financial Officer
Cameco Corporation
c/o Scott Melbye
Cameco Inc.
One Southwest Crossing, Suite 210
11095 Viking Drive
Eden Prairie, Minnesota 55344

> **Re: Cameco Corporation**
> **Form 40-F**
> **Filed March 31, 2008**
> **File No. 1-14228**

Dear Mr. Goheen:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: O. Kim Goheen (306-956-6312)
Mike Karney
Sean Donahue